SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 30, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:

Nokia stock exchange release dated May 30, 2017: Nokia commences Tender Offers for outstanding notes and Consent Solicitation from certain note holders

Nokia commences Tender Offers for outstanding notes and Consent Solicitation from certain note holders

Nokia Corporation
Stock Exchange Release
May 30, 2017 at 17:50 (CET +1)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

Nokia commences Tender Offers for outstanding notes and Consent Solicitation from certain note holders

Espoo, Finland — Nokia Corporation (“Nokia”), announces that it has commenced tender offers (the “Tender Offers”) to purchase for cash: (i) the USD 300 000 000 6.50% debentures due January 15, 2028 (the “2028 Notes”); (ii) the USD 1 360 000 000 6.45% debentures due March 15, 2029 (the “2029 Notes”) (the 2028 Notes and the 2029 Notes, together the “ALU Notes”) issued by Lucent Technologies Inc. (the predecessor to Alcatel-Lucent USA Inc. (“Alcatel Lucent”); and (iii) the USD 1 000 000 000 5.375% notes due March 15, 2019 issued by Nokia (the “2019 Notes” and, together with the ALU Notes, the “Notes”). Alcatel Lucent is a wholly-owned subsidiary of Nokia.

The Tender Offers and Consent Solicitation (as described below) are being made on the terms and subject to the conditions set out in the offer to purchase dated May 30, 2017 (the “Offer to Purchase”). Capitalized terms not defined herein have the meaning ascribed to them in the Offer to Purchase.

The following table sets forth certain information relating to the Notes and the Tender Offers:

Description	ISIN/ CUSIP	Principal Amount Outstanding	Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread(1)	Early Tender Payment(1)	Amount Subject to the Tender Offers
6.50% Debentures due January 15, 2028	US549463AC10/ 549463AC1	$214 010 000(2)	1	2.375% U.S. Treasury Security due May 15, 2027	PX1	225 bps	$30 per $1 000	Any and All
6.45% Debentures due March 15, 2029	US549463AE75/ 549463AE7	$959 090 000(2)	1	2.375% U.S. Treasury Security due May 15, 2027	PX1	225 bps	$30 per $1 000	Any and All
5.375% Notes due May 15, 2019	US654902AB18/ 654902AB1	$1 000 000 000	2	1.25% U.S. Treasury Security due May 31, 2019	PX1	40 bps	$30 per $1 000	Subject to the Maximum Acceptance Amount

(1)    The purchase price calculated from the applicable Fixed Spread includes the Early Tender Payment. The Late Consideration for each series of Notes will deduct the Early Tender Payment from the purchase price calculated from the applicable Fixed Spread.

(2)    As of May 30, 2017, Nokia holds an additional USD 85 990 000 of the 6.50% Debentures due January 15, 2028 and USD 400 910 000 of the 6.45% Debentures due March 15, 2029, which are not reflected in the table above. Nokia is an affiliate of Alcatel Lucent and, as a result, in determining whether the holders of the required principal amount of ALU Notes have concurred in any direction, waiver or consent, ALU Notes owned by Nokia will be disregarded. For additional information, see the Offer to Purchase under the section “The Terms of the Tender Offers and Consent Solicitation—Notes Accepted for Purchase.”

If Nokia decides to accept any Notes for purchase, Nokia proposes to accept for purchase pursuant to the Tender Offers (i) all ALU Notes validly tendered and (ii) an aggregate principal amount of 2019 Notes such that the total amount payable by Nokia for all Notes (including the ALU Notes) accepted for purchase pursuant to the Tender Offers (excluding any Accrued Interest) is no greater than a cash spend amount equal to USD 1 500 000 000 (such amount, which may be increased or decreased, the “Maximum Acceptance Amount”).

Concurrently with the Tender Offers, Alcatel Lucent is soliciting (the “Consent Solicitation”) consents (the “Consents”) from each holder of ALU Notes to certain proposed amendments (the “Proposed Amendments”) to the indenture governing the ALU Notes (the “ALU Indenture”). The Proposed Amendments would eliminate: (i) covenants in the ALU Indenture governing the ALU Notes with respect to (a) liens, (b) sale and leaseback transactions and (c) reports; and (ii) certain events of default with respect to the ALU Notes, other than certain events of default including the failure to pay principal of or premium, if any, on and interest on such ALU Notes, and bankruptcy.

Rationale for the Tender Offers and Consent Solicitation

The purpose of the Tender Offers is to (i) streamline Nokia’s capital structure by reducing the quantum of legacy debt at its subsidiary level; and (ii) proactively refinance its short-dated 2019 Notes and thereby optimize its debt structure in the context of the planned issue of New Notes (as defined and described below).

The purpose of the concurrent Consent Solicitation for the ALU Notes is to provide Nokia with greater flexibility and reduce administrative cost at the Alcatel Lucent level. In addition, Nokia intends to apply to S&P to withdraw the ratings of Alcatel Lucent and the ALU Notes, which do not currently benefit from an explicit guarantee; Moody’s rating of the ALU Notes was withdrawn in 2012. The Tender Offers for the ALU Notes are therefore structured on an any-and-all basis in order to give all holders of the ALU Notes the opportunity to exit such Notes at a premium to market levels prevailing at the time of launch.

Nokia intends to use all or part of the proceeds from the New Notes and cash on balance sheet to fund the Tender Offers and Consent Solicitation. Depending on the results of the Tender Offers and Consent Solicitation, Nokia may redeem all or part of the 2019 Notes that remain outstanding following settlement of the Tender Offers, by exercising the contractual make-whole redemption call set forth in the Nokia Indenture.

Terms and conditions of the Tender Offers and Consent Solicitation

Maximum Acceptance Amount, Acceptance Priority Levels and Pro-ration

Subject to the terms and conditions in the Offer to Purchase, Nokia will accept all ALU Notes validly tendered in the Tender Offers. Nokia will only accept for purchase 2019 Notes for an aggregate purchase price (excluding any Accrued Interest) that will not exceed the Maximum Acceptance Amount. Nokia reserves the right, in its sole discretion, to accept Notes for purchase pursuant to the Tender Offers for an aggregate purchase price that is more or less than the Maximum Acceptance Amount or to increase or decrease the Maximum Acceptance Amount. Any Notes validly tendered in the Tender Offers will be accepted for purchase by Nokia based on the Maximum Acceptance Amount and the acceptance priority levels noted in the table above (the “Acceptance Priority Levels”) and the 2019 Notes may be subject to pro-ration, each as more fully described in the Offer to Purchase.

All ALU Notes validly tendered (having a higher Acceptance Priority Level) will be accepted for purchase in full before any validly tendered 2019 Notes (having a lower Acceptance Priority Level). However, if Nokia exercises the Early Settlement Election, 2019 Notes validly tendered before the Early Tender Date will be accepted for purchase in priority to any 2019 Notes validly tendered after the Early Tender Date.

Nokia reserves the right, subject to applicable law, at any time prior to the satisfaction of the conditions set out in the Offer to Purchase, to amend the Tender Offers in any respect or to terminate the Tender Offers and return the tendered Notes, subject to disclosure and other requirements as required by applicable laws

Consent Solicitation

By tendering (and not withdrawing) the ALU Notes, holders will be deemed to have validly delivered their consent to the Proposed Amendments to the ALU Indenture. Holders of the ALU Notes may not consent to the Proposed Amendments to the ALU Indenture without tendering their ALU Notes in the Tender Offers and holders of the ALU Notes may not tender their ALU Notes without consenting to the Proposed Amendments.

Alcatel Lucent intends to execute a supplement to the ALU Indenture (a “Supplemental Indenture”) with The Bank of New York Mellon with respect to the Proposed Amendments if Consents from holders of a majority of the outstanding aggregate principal amount of each series of ALU Notes are received (the “Requisite Consents”). The Supplemental Indenture will become effective upon execution, but will provide that the Proposed Amendments will not become operative unless (i) Nokia accepts all ALU Notes validly tendered for purchase in the Tender Offer and (ii) the Requisite Consents for both series of ALU Notes were received (the “Consent Solicitation Conditions”). The Consent Solicitation is further conditioned on the Supplemental Indenture having been executed by the parties thereto and having become a legally binding agreement. Assuming that the Requisite Consents are received with respect to both series of ALU Notes, it is expected that a Supplemental Indenture will be entered into promptly following the later of: (i) the receipt of such Requisite Consents; and (ii) the Withdrawal Deadline.

The Tender Offers are not conditional on the successful completion of the Consent Solicitation. Alcatel Lucent will only implement the Proposed Amendments if the Requisite Consents are received. There is no consent solicitation in relation to the 2019 Notes.

Important Dates

The Tender Offers will expire at 11:59 p.m. (New York Time) on June 26, 2017 (the “Expiration Date”). Subject to the terms and conditions in the Offer to Purchase, holders of Notes will be entitled to receive Early Consideration (as defined below) plus Accrued Interest (as defined below) if they have validly tendered, and not validly withdrawn, their Notes, at or prior to 5:00 p.m. (New York Time) on June 12, 2017 (the “Early Tender Date”), and such Notes are accepted. Nokia reserves the right, subject to applicable law, at any time, for any reason, to extend the Expiration Date or the Early Tender Date. Any such extension will be announced in the manner described in the Offer to Purchase.

Notes validly tendered may be withdrawn prior to 5:00 p.m. (New York Time) on June 12, 2017, unless extended by Nokia (the “Withdrawal Deadline”) but not thereafter, except as required by applicable law.

The Consent Solicitation for the ALU Notes will expire at 5:00 p.m., New York Time, on June 12, 2017, unless extended or earlier terminated.

Nokia may accept for purchase prior to the Final Settlement Date (as defined below) the Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date (an “Early Settlement Election”). Nokia will announce whether it intends to exercise the Early Settlement Election following the Early Tender Date. The Early Settlement Date for the Tender Offers and Consent Solicitation is expected to be promptly after the exercise of the Early Settlement Election (the “Early Settlement Date”), subject to any amendment or extension of the Early Settlement Date.

Holders of Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date and accepted for purchase pursuant to the Tender Offers will receive Late Consideration (as defined below) plus Accrued Interest (as defined below). The Final Settlement Date for the Tender Offers and Consent Solicitation is expected to be June 28, 2017, or as soon as practicable thereafter (the “Final Settlement Date” and together with the Early Settlement Date, the “Settlement Date”), subject to any amendment or extension of the Final Settlement Date.

Early Consideration and Late Consideration

Nokia will pay an amount in cash in dollars to be paid for each USD 1 000 principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date and accepted for purchase, subject to the Maximum Acceptance Amount in the case of the 2019 Notes, which will be equal to an amount (rounded to the nearest cent) that would reflect, as of the relevant Settlement Date, a yield to the maturity date of such series of Notes equal to the sum of: (i) the Reference Yield (as defined in the Offer to Purchase) for such Notes, plus (ii) the relevant Fixed Spread set forth in the table on the cover page of the Offer to Purchase (the “Early Consideration”).

Nokia will pay an amount in cash in dollars to be paid for each USD 1 000 principal amount of each series of Notes validly tendered and not validly withdrawn after the Early Tender Date and before the Expiration Date, and accepted for purchase, subject to the Maximum Acceptance Amount in the case of the 2019 Notes, which will be equal to an amount (rounded to the nearest cent) that would reflect, as of the Final Settlement Date, a yield to the maturity date of such series of Notes equal to the sum of: (i) the Reference Yield (as defined in the Offer to Purchase) for such Notes, plus (ii) the relevant Fixed Spread set forth in the table on the cover page of the Offer to Purchase; minus the Early Tender Payment (the “Late Consideration”).

Accrued Interest

For the Notes that are validly tendered and accepted for purchase, Nokia will pay, on the applicable Settlement Date accrued interest from (and including) the immediate preceding interest payment date for such Notes, to (but not including) the applicable Settlement Date, calculated in accordance with the terms and conditions of the Offer to Purchase (“Accrued Interest”).

Minimum Denominations

The ALU Notes are denominated and, accordingly, can only be tendered in a minimum principal amount of USD 1 000 and integral multiples of USD 1 000 in excess thereof. The 2019 Notes are denominated and, accordingly, can only be tendered in a minimum principal amount of USD 2 000 and integral multiples of USD 1 000 in excess thereof.

New Notes

Nokia announced today its intention to issue new dollar-denominated fixed-rate notes registered under the U.S. Securities Act of 1933, as amended (the “New Notes”). The Tender Offers and Consent Solicitation are not conditional on the completion of the New Notes offering.

Joint Dealer Managers and Solicitation Agents

Barclays Capital Inc., Citigroup Global Markets Limited, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as Joint Dealer Managers and Solicitation Agents for the Tender Offers and Consent Solicitation. Investors with questions may contact the Joint Dealer Managers and Solicitation Agents at the addresses and numbers shown below.

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

United States of America

London

Tel: +44 20 3134 8515

United States

Tel (toll-free): +1 (800) 438-3242

Tel (collect): +1 (212) 528-7581

Attn.: Liability Management Group

liability.management@barclays.com

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

London

Tel.: +44 20 7986 8969

United States

Tel (toll-free): +1 (800) 558-3745

Tel (collect): +1 (212) 723-6106

Attn.: Liability Management Group

liabilitymanagement.europe@citi.com

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

United States of America

London

Tel: +44 20 7774 9862

United States

Tel (toll-free): +1 (800) 828-3182

Tel (collect): +1 (212) 357-1057

Attn.: Liability Management Group

liabilitymanagement.eu@gs.com

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

United States of America

London

Tel: +44 207 134 2468

United States

Tel (toll-free): +1 (866) 834-4666

Tel (collect): +1 (212) 834-3424

Attn.: Liability Management Desk

Copies of the Offer to Purchase can be requested from, and questions regarding the procedures for tendering Notes may be directed to, the Tender and Information Agent, Lucid Issuer Services Limited, at +44 (0) 20 7704 0880 or at nokia@lucid-is.com.

This stock exchange release must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers and Consent Solicitation. This stock exchange release is neither an offer to sell nor a solicitation of offers to buy any securities. The Tender Offers and Consent Solicitation are being made only pursuant to the Offer to Purchase. None of Nokia, Alcatel Lucent, the Joint Dealer Managers and Solicitation Agents, the Tender and Information Agent, or the Trustees makes any recommendation in connection with the Tender Offers and Consent Solicitation. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offers and Consent Solicitation.

Holders should seek their own financial advice, including in respect of any tax consequences, from their broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers and Consent Solicitation. The Joint Dealer Managers and Solicitation Agents will not be responsible to any holders of Notes for providing the protections afforded to customers of the Joint Dealer Managers and Solicitation Agents or for advising any other person in connection with the Tender Offers and Consent Solicitation.

Offer and Distribution Restrictions

The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Tenders will not be accepted from holders of Notes in any jurisdiction in which such offer or solicitation is unlawful. If a jurisdiction requires that the Tender Offers be made by a licensed broker or dealer and either of the Joint Dealer Managers or any of their respective affiliates is a licensed broker or dealer in that jurisdiction, the Tender Offers shall be deemed to be made by such Joint Dealer Manager or affiliate, as the case may be, on behalf of Nokia in the jurisdiction where it is so licensed.

Each holder wishing to submit a tender in respect of any of the Notes will be deemed to make and give certain agreements, acknowledgements, representations, warranties and undertakings in respect of the jurisdictions referred to below and as set out in the Offer to Purchase. Any tender of Notes for purchase pursuant to a tender from a holder that is unable to make or give such agreements, acknowledgements, representations, warranties and undertakings will be invalid.

European Economic Area (“EEA”)

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers does not constitute an offer of securities to the public for the purposes of Article 2(1)(d) of Directive 2003/71/EC and accordingly the requirement to produce a prospectus does not apply to the Tender Offers.

United Kingdom

This announcement and the Offer to Purchase are for distribution within the United Kingdom only to persons: (i) who are existing holders of Notes that are creditors of Nokia or the USD Notes Company within the meaning of Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or are otherwise within the scope of Article 43(2) thereof; (ii) who have professional experience in matters relating to investments falling within the definition of investment professional in Article 19(5) of the Order; (iii) who fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Order; or (iv) to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and the Offer to Purchase is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement or the Offer to Purchase relates is available only to relevant persons and will be engaged in only with relevant persons.

Italy

None of the Tender Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”).

Therefore, the Tender Offers may only be carried out in the Republic of Italy (“Italy”) pursuant to an exemption under article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders of each series of Notes may tender their Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and the Tender Offers.

Belgium

Neither this announcement or the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Tender Offers may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of April 1, 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, each as amended or replaced from time to time. Accordingly, the Tender Offers may not be advertised and the Tender Offers will not be extended, and neither this announcement or the Offer to Purchase nor any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, this announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offers.

Accordingly, the information contained in this announcement or in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Tender Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement or the Offer to Purchase nor any other document or material relating to the Tender Offers has been or shall be distributed to the public in France and only: (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers); and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.411-1 to D.411-3, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier, are eligible to participate in the Tender Offers. This announcement and the Offer to Purchase have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of

Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Phone: +358 (0) 10 448 4900
E-mail: press.services@nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, including the creation of the new Nokia Shanghai Bell joint venture and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the acquisition of Alcatel Lucent, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, particularly in digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, including the creation of the new Nokia Shanghai Bell joint venture, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal